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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  FORM 12b-25


                        Commission File Number 0-23712


                          NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-K and Form 10-KSB   [_] Form 11-K   [_] Form N-SAR
               [_] Form 10-Q and Form 10_QSB   [_] Form 20-F

               For Period Ended: December 31, 2001

     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________
________________________________________________________________________________

                                   PART I

                            REGISTRANT INFORMATION

Full Name of Registrant: Asconi Corporation
                         -------------------------------------------------------

Former Name if Applicable: Grand Slam Treasures, Inc.
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Address of Principal Executive Office (Street and Number): 160 International
                                                           ---------------------
Pkwy, Suite 280
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City, State and Zip Code: Heathrow, Florida 32746
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                                   PART II

                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [_]  (c)  The accountant's statement or other exhibit required by Rule 12b-
               25(c) has been attached if applicable.


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                                   PART III

                                   NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, Form 10-Q and Form 10QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     The Registrant's annual report on Form 10-KSB for the fiscal year ended December 31, 2001 cannot be filed within the prescribed time period because Registrant is experiencing delays in the aggregation and collection of certain information required to be included in the Form 10-KSB due in part to the merger with Asconi SRL and the corporate restructuring which followed. The Form 10-KSB will be filed as soon as reasonably practical and in no event later than the fifteenth calendar day following the prescribed due date.

                                   PART IV

                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

          Jeffery Bahnseo             (407)               420-1000
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               (Name)                 (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s):

                                                  [X]   Yes    [_]   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 [X]   Yes    [_]   No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant will report results of operations from its foreign winemaking operations of approximately $1.5 million for the fiscal year ended December 31, 2001 as compared to approximately $.7 million for the fiscal year ended December 31, 2000. Also, the Registrant incurred a one time charge of approximately $4.5 million for consulting arrangements and merger costs in the fiscal year ended December 31, 2001, as previously disclosed in the Registrant's Form 10-QSB's.

                              ASCONI CORPORATION
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                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 27, 2002                    By: /s/ Constantin Jitaru
                                           ----------------------
                                        Name:  Constantin Jitaru
                                        Title: President/Chief Executive Officer

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